May 29, 2009

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Attn:	Linda Van Doorn
Senior Assistant Chief Accountant

Re:	Post Apartment Homes, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Form 10-Q for the quarter ended March 31, 2009 Filed May 11, 2009 File No. 0-28226

Dear Ms. Van Doorn:

We are responding to the Staff of the Securities and Exchange Commission’s (the “Staff”) comments contained in its letter dated May 15, 2009 regarding Post Apartment Homes, L.P.’s (the “Partnership”) Form 10-K (the “Annual Report”) for its fiscal year ended December 31, 2008 and the Partnership’s Form 10-Q for the quarter ended March 31, 2009. For your convenience, this letter sets forth in italics the Staff’s comment before our response.

In connection with responding to the Staff’s comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2008

Critical Accounting Policies and New Accounting Pronouncements, page 32

1.	The disclosure indicates that for-sale condominium assets under development are evaluated for impairment using the held for investment model (using projected undiscounted cash flows) until construction is completed at which time the held for sale model is used (using discounted projected cash flows). Please describe the methodology the company utilizes to arrive at the projected undiscounted cash flows including the number of years subsequent to the completion of development that cash flows are projected for. Clarify to what extent current sale prices for developed condominiums are utilized in arriving at the projected undiscounted cash flows.

Response:

The Partnership has two condominium assets currently under development: the Four Seasons Residences (the “Four Seasons Project”), which is wholly owned, and the Ritz Carlton Residences (the “Ritz Carlton Project”), which is held in an unconsolidated entity.

In its impairment analyses for condominium assets under development at December 31, 2008, the Partnership utilized undiscounted cash flow projections that included a projection of construction costs through project completion and projected sales revenues and expenses over a three year condominium sell out period after first unit deliveries. Further, the Partnership utilized actual contract sales prices (when available) and estimated market sales prices when actual project sales price data was not available, as discussed below.

As of December 31, 2008, the Partnership had 60 units under contract at the Four Seasons Project representing approximately 41% of the total units and approximately 45% of the projected total project revenues. The Partnership’s cash flow projections utilized actual sales prices based on executed condominium sale contracts as of December 31, 2008 and assumed a three year projected sell out period. Under another scenario, and based on prior experience, the Partnership also assumed that approximately 50% of executed sales contracts would not close and that projected estimated market sales prices for the remaining units would be reduced by up to 12.5% over the three year projected sell out period.

As of December 31, 2008, the Partnership had no units under contract at the Ritz Carlton Project. At December 31, 2008, the Partnership evaluated the impairment of the Ritz Carlton Project at the unconsolidated entity level using an undiscounted cash flow analysis under FAS 144’s held for investment model and further evaluated its equity investment in the Ritz Carlton Project for other-than-temporary impairment, in accordance with APB 18, based on an estimate of its share of the underlying projected cash flows of the unconsolidated entity. The estimated cash flow projections at the unconsolidated entity, for the purposes of the Partnership’s evaluation of its investment, also utilized a three year sell out period after the completion of project construction. As this condominium development had not commenced actual sales and marketing efforts as of December 31, 2008, projected sales revenues for purposes of the Partnership’s cash flow projections were based on estimated market sales prices as of December 31, 2008 and assumed a three year projected sell out period. Under another scenario, the Partnership also assumed that such estimated market sales prices would be reduced by up to 12.5% over the three year projected sell out period.

2.	Please clarify whether the company expects to record impairment charges on for-sale condominium assets that are currently under development once they are completed and are then required to be evaluated under the held for sale model. For example, clarify if projected development costs per unit upon completion are expected to be in excess of selling price per unit less costs to sell, based on current sale transactions.

Response:

Based on the impairment analyses and the cash flow projections discussed in response to question 1. above, the Partnership, at December 31, 2008, had not concluded that it expected to record impairment losses in future periods based solely on the use of a held for sale model. As of December 31, 2008, the projected development cost per unit upon completion of the projects was not expected to be in excess of the estimated selling prices per unit, less cost to sell, based on the Partnership’s impairment analyses discussed above. However, considering that the Partnership does not expect to begin delivering completed condominium units at these projects until the fourth quarter of 2009 or the first quarter of 2010 and considering that market conditions for sales of condominium assets had weakened in late 2008 and into 2009, the Partnership concluded at December 31, 2008 that it was possible that impairment losses could occur in future periods if the Partnership’s assumptions were to change based on a continued deterioration of market conditions or other factors. Therefore, as discussed in its Risk Factors on pages 8 to 19 and in Management’s Discussion and Analysis on page 33 of its Annual Report, the Partnership provided forward-looking cautionary language alerting financial statement users of the possibility of future impairment losses should cash flow assumptions and market conditions continue to deteriorate in future periods and, based upon the applicable impairment model, be insufficient to recover the carrying value of such assets.

Form 10-Q for the Period Ended March 31, 2009

Consolidated Balance Sheets, page 22

3.	In future filings, please revise the description of redeemable common units held by persons other than Post Properties, Inc. in the consolidated balance sheets and remove the line item “Noncontrolling interests – non-Company unitholders” in the consolidated statements of operations of Post Apartment Homes, L.P., or tell us how you determined that these securities should be accounted for as noncontrolling interests and cite the authoritative literature upon which you relied.

Response:

In future filings, we will revise the description of the balance sheet line item “Noncontrolling interest – non-Company unitholders” to “Redeemable common units.” Also in future filings, we will eliminate the statement of operations line item titled “Noncontrolling interests – non-Company unitholders.” Any related disclosures will be updated accordingly.

Note 1. Organization and Significant Accounting Policies, page 26

4.	We note your disclosure that each common unit may be redeemed by the holder for either one share of Post Properties, Inc. common stock or cash, at the option of Post Apartment Homes, L.P. We note that this disclosure is not consistent with the disclosure on page 5, which states that the form of redemption is at the option of Post Properties, Inc. Please clarify the redemption provisions to us and show us how you plan to revise future filings.

Response:

The redemption decision to redeem a common unit for either one share of Post Properties, Inc. common stock or cash is at the option of the Partnership as discussed on page 26. The reference to the “Company” on page 5 of the Post Properties, Inc. financial statements was intended to encompass the Partnership in the defined term. In future filings, we will modify the language in note 1 to the Post Properties, Inc. financial statements to state that the redemption decision is at the option of the Partnership.

* * * *

I hope the foregoing information is helpful. If I can be of any assistance to the Staff in explaining the matters described in this letter, please let me know. Please contact me with any questions or comments at (404) 846-5028.

Very truly yours,

/s/ Christopher J. Papa
Christopher J. Papa
Executive Vice President and Chief Financial Officer